

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2015

Via E-mail
Stephen J. Psutka, Esq.
Interim General Counsel
MPM Holdings Inc.
260 Hudson River Road
Waterford, NY 12188

> **Re: MPM Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 13, 2015**
> **File No. 333-201338**

Dear Mr. Psutka:

We have reviewed your amendment and your letter dated February 13, 2015 and we have the following comments.

General

1. We note your response to comment two of our letter dated January 27, 2015 and we reissue the comment. Please refer to Item 501(b)(3) of Regulation S-K and paragraph 16 to Schedule A of the Securities Act of 1933.

Summary Historical Consolidated Financial Data of MPM, page 9

2. We note your response to comment four from our letter dated January 27, 2015. Your revised disclosures indicate that Segment EBITDA has important limitations as an analytical tool, including with respect to measuring your operating performance and your liquidity. Since you indicate that Adjusted EBITDA is a supplemental measure of financial performance, please revise your disclosures to only address the limitations of Adjusted EBITDA as a performance measure. Please note that the limitations of a performance measure would not appear to require a discussion of cash, cash requirements or liquidity. Please revise your disclosure to fully address the limitations of Segment EBITDA as a performance measure.

Risk Factors, page 12

3. We note your response to comment five of our letter dated January 27, 2015. Please disclose how your business, results of operations and financial condition could be affected by a negative outcome of the litigation.

Selected Historical Consolidated Financial Data of MPM, page 47

4. We note the revisions you have made in response to comment three from our letter dated January 27, 2015. Please make similar revisions to your Selected Financial Data.

Management's Discussion and Analysis of Financial Condition and Results…, page 49

Results of Operations, page 54

Operating (Loss) Income, page 55

5. We note your response to comment nine from our letter dated January 27, 2015. While you have quantified the increase in cost of sales due to the increase in volumes, as well as unfavorable exchange rate fluctuations and inflation of raw materials and processing costs, you have not provided any additional insight into the reasons for the unfavorable exchange rate fluctuation and the increase in raw materials and processing costs. Please revise your disclosure to discuss the reasons for these changes.

Income Tax (Benefit) Expense, page 56

6. We note your response to comment ten from our letter dated January 27, 2015. It does not appear that you have explained your consideration of providing additional disclosures regarding how changes in the geographic mix of earnings and changes in the tax rates applied in various jurisdictions contributed to the changes in your effective tax rate. Such additional disclosures may include identifying your material tax jurisdictions along with their corresponding pre-tax earnings, statutory tax rates, effective tax rates, and whether the mix has changed materially in the past or is reasonably likely to change in the future. In light of the apparent significance of changes in the geographic mix on your income tax trends, please explain to us how your disclosures address the objective of providing information about the quality of, and the potential variability of, your earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance.

Covenants under our Debt Instruments, page 66

7. We note your revised disclosures provided in response to comment 13 from our letter dated January 27, 2015. We note your continued presentation of Adjusted EBIDTDA for the three years ended December 31, 2013 in your Summary Financial Data as well as your presentation and reconciliation of Adjusted EBITDA to net income the three years ended December 31, 2013 herein. As previously requested, please tell us how the disclosure of Adjusted EBITDA for these periods without any additional disclosures surrounding the calculation of the covenants themselves informs invests about your ability to comply with your financial covenants and to obtain additional debt in the future.

Financial Statements – December 31, 2013

Note 10. Income Taxes, page F-29

8. We note from your disclosure on page 57 that various items (i.e., changes in estimates of uncertain tax positions, changes in the geographic mix of earnings across several jurisdictions, and changes in valuation allowance) are included in the line item on your rate reconciliation, "Non U.S. tax rate differential." Please disclose the nature of the various components that are included in that reconciling item.

9. We note in the table on page F-30 that the foreign valuation allowance increased by $55M from $127M at December 31, 2012 to $182M at December 31, 2013. Please reconcile this increase with your disclosure on page F-31 that states you established new valuation allowances of $20 in certain non-U.S. jurisdictions in 2013.

10. We note your description on page F-31 of the reconciling item for "Branch accounting effect." Please describe to us in more detail this item and how it impacts your income tax provision.

Financial Statements – September 30, 2014

Note 2. Chapter 11 Bankruptcy, page F-60

Issuance of New Common Stock, page F-64

11. We note your response to comment 22 from our letter dated January 27, 2015. Please provide similar clarifying information in your financial statements updated for December 31, 2015.

Note 16. Condensed Combined Debtor-in-Possession Financial Information, page F-92

12. We note your response to comment 23 from our letter dated January 27, 2015. Pursuant to ASC 852-10-45-14, combined condensed financial statements shall be prepared on the same basis as the consolidated financial statements. It appears that debtor's statement of operations for the nine months ended September 30, 2014 should have been included in the same manner as your statement of cash flows for the nine months ended September 30, 2014. Please address this comment as it relates to your December 31, 2014 financial statements.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: David S. Huntington
    Paul, Weiss, Rifkind, Wharton & Garrison LLP